Exhibit 99.1

MiX Telematics Announces Financial Results for First Quarter of Fiscal Year 2018

References in this announcement to “R” are to South African Rand and references to “U.S. Dollars” and “$” are to United States Dollars. Unless otherwise stated MiX Telematics has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.0535 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2017.

First Quarter Highlights:

  Subscription revenue of R335 million ($25.7 million), up over 15% on a constant currency basis
  Operating profit of R43 million ($3.3 million), up 88% year over year
  Adjusted EBITDA of R94 million ($7.2 million), up 55% year over year
  Adjusted EBITDA margin of 23.1% continues the quarterly improvement trend that was observed throughout the prior year. Reported Adjusted EBITDA margins were as follows: Q1 2017 15.9%, Q2 2017 18.0%, Q3 2017 21.9%, Q4 2017 22.3%, Q1 2018 23.1%
  Total subscriber base of 625,600, up 8% year over year
  Company raises quarterly dividend to 2.5 South African cents per ordinary share (4.8 U.S. cents per American Depositary Share)
  Company raises full year guidance for Adjusted EBITDA to R375 million to R395 million ($28.6 million to $30.1 million) and Adjusted earnings per diluted share to 19.7 to 21.8 South African cents. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 38 to 42 U.S. cents. Reiterates guidance for subscription revenue and total revenue, for full fiscal 2018 year. Refer to the Business Outlook section below.

MIDRAND, South Africa--(BUSINESS WIRE)--August 3, 2017--MiX Telematics Limited (NYSE: MIXT, JSE: MIX), a leading global provider of fleet and mobile asset management solutions delivered as Software-as-a-Service ("SaaS"), today announced financial results for its first quarter of fiscal year 2018, which ended June 30, 2017.

“We have booked a solid start to our new fiscal year.  In particular, we enjoyed strong performance from our premium fleet portfolio globally which resulted in a return to mid-teen subscription revenue growth on a constant currency basis,” said Stefan Joselowitz, Chief Executive Officer of MiX Telematics. “As is evidenced by our steadily improving bottom-line performance,  the company has reached an inflection point in regards to margin accretion, particularly as MiX is moving out of a heavy investment cycle into a phase where we are starting to enjoy the returns on these investments. Looking forward, we are confident in our ability to execute our strategic initiatives to achieve our longer term targeted adjusted EBITDA margin of 30% plus.”

Financial performance for the three months ended June 30, 2017

Subscription revenue: Subscription revenue was R335.4 million ($25.7 million), an increase of 9.5% compared with R306.2 million ($23.5 million) for the first quarter of fiscal year 2017. Mid-teen subscription revenue growth was achieved on a constant currency basis. Subscription revenue benefited from an increase of over 47,000 subscribers, representing an increase in subscribers of 8.2% from June 2016 to June 2017.

Total revenue: Total revenue was R405.7 million ($31.1 million), an increase of 7.0% compared to R379.1 million ($29.0 million) for the first quarter of fiscal year 2017. Hardware and other revenue was R70.3 million ($5.4 million), a decrease of 3.6% compared to R72.9 million ($5.6 million) for the first quarter of fiscal year 2017.

Gross margin: Gross profit was R271.5 million ($20.8 million), as compared to R255.8 million ($19.6 million) for the first quarter of fiscal year 2017. Gross profit margin was 66.9%, compared to 67.5% for the first quarter of fiscal year 2017.

Operating margin: Operating profit was R42.9 million ($3.3 million), compared to R22.9 million ($1.8 million) for the first quarter of fiscal year 2017. Operating profit margin was 10.6%, compared to 6.0% for the first quarter of fiscal year 2017. The margin expansion is attributable primarily to the growth in revenue reported above and strict cost management which began in fiscal 2017. Operating expenses of R231.6 million ($17.7 million) have declined by R1.8 million ($0.1 million), or 0.8%, since the first quarter of fiscal 2017.

Adjusted EBITDA: Adjusted EBITDA, a non-IFRS measure, was R93.9 million ($7.2 million) compared to R60.4 million ($4.6 million) for the first quarter of fiscal year 2017. Adjusted EBITDA margin, a non-IFRS measure, for the first quarter of fiscal year 2018 was 23.1%, compared to 15.9% for the first quarter of fiscal year 2017.

Profit for the period and earnings per share: Profit for the period was R33.9 million ($2.6 million), compared to R31.9 million ($2.4 million) for the first quarter of fiscal year 2017. Profit for the period includes a net foreign exchange loss of R5.0 million ($0.4 million) before tax, relating primarily to U.S. Dollar cash reserves which are sensitive to R:$ exchange rate movements. A net foreign exchange gain of R19.9 million ($1.5 million), also relating primarily to U.S. Dollar cash reserves was recorded in the first quarter of fiscal 2017. Earnings per diluted ordinary share were 6 South African cents, compared to 4 South African cents in the first quarter of fiscal year 2017. For the first quarter of fiscal year 2018, the calculation was based on diluted weighted average ordinary shares in issue of 567.0 million compared to 763.5 million diluted weighted average ordinary shares in issue during the first quarter of fiscal year 2017.

The Company's effective tax rate for the quarter was 14.0% compared to 33.5% for the first quarter of fiscal year 2017.

On a U.S. Dollar basis, and using the June 30, 2017 exchange rate of R13.0535 per U.S. Dollar, and at a ratio of 25 ordinary shares to one American Depositary Share ("ADS"), profit for the period was $2.6 million, or 12 U.S. cents per diluted ADS.

Adjusted earnings for the period and adjusted earnings per share: Adjusted earnings for the period, a non-IFRS measure, was R30.7 million ($2.3 million), compared to R17.3 million ($1.3 million) for the first quarter of fiscal year 2017 and excludes a net foreign exchange loss of R5.0 million ($0.4 million). During the first quarter of fiscal year 2017, a net foreign exchange gain of R19.9 million ($1.5 million) was recorded. Adjusted earnings per diluted ordinary share, also a non-IFRS measure, were 5 South African cents, compared to 2 South African cents in the first quarter of fiscal year 2017.

Ignoring the impact of net foreign exchange gains and losses, and related tax consequences, the tax rate which is used in determining adjusted earnings, was 30.8% compared to 38.5% in fiscal 2017. The tax rate used in determining adjusted earnings in the first quarter of fiscal 2018 has improved compared to the first quarter of fiscal 2017 due to the mix of profits made in the various jurisdictions in which we operate. In the first quarter of fiscal 2017 the tax rate was elevated due to losses made in our Middle East operation which is a low tax jurisdiction.

On a U.S. Dollar basis, and using the June 30, 2017 exchange rate of R13.0535 per U.S. Dollar, and at a ratio of 25 ordinary shares to one ADS, adjusted earnings for the period was $2.3 million, or 10 U.S. cents per diluted ADS.

Statement of financial position and cash flow: At June 30, 2017, the Company had R290.2 million ($22.2 million) of cash and cash equivalents, compared to R375.8 million ($28.8 million) at the end of the fourth quarter of fiscal year 2017. The Company generated R18.3 million ($1.4 million) in net cash from operating activities for the three months ended June 30, 2017 and invested R82.3 million ($6.3 million) in capital expenditures during the quarter, including investments in in-vehicle devices, leading to negative free cash flow, a non-IFRS measure, of R64.0 million ($4.9 million) for the first quarter of fiscal year 2018, compared with negative free cash flow of R34.1 million ($2.6 million) for the first quarter of fiscal year 2017. The Company utilized R30.0 million ($2.3 million) in financing activities in the first quarter of fiscal 2018, compared to R10.7 million ($0.8 million) utilized during the first quarter of fiscal 2017. The cash utilized in financing activities in the first quarter of fiscal 2018 includes share repurchases of R18.7 million ($1.4 million) and dividends paid of R11.3 million ($0.9 million).

An explanation of non-IFRS measures used in this press release is set out in the Non-IFRS financial measures section. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is provided in the financial tables that accompany this press release.

Business Outlook

MiX Telematics has translated U.S. Dollar amounts in this Business Outlook paragraph from South African Rand at the exchange rate of R13.1130 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of July 31, 2017.

Based on information as of today, August 3, 2017, the Company is issuing the following financial guidance for the full 2018 fiscal year:

  Subscription revenue - R1,401 million to R1,421 million ($106.8 million to $108.4 million), which would represent subscription revenue growth of 13.0% to 14.6% compared to fiscal year 2017.
  Total revenue - R1,632 million to R1,662 million ($124.5 million to $126.7 million), which would represent revenue growth of 6.0% to 7.9% compared to fiscal year 2017.
  Adjusted EBITDA - R375 million to R395 million ($28.6 million to $30.1 million), which would represent an increase in Adjusted EBITDA of 24.3% to 31.0% compared to fiscal year 2017.
  Adjusted earnings per diluted ordinary share of 19.7 to 21.8 South African cents based on 567 million diluted ordinary shares in issue, and based on an effective tax rate of 28% to 31%. At a ratio of 25 ordinary shares to one ADS, this equates to adjusted earnings per diluted ADS of 38 to 42 U.S. cents.

For the second quarter of fiscal year 2018 the Company expects subscription revenue to be in the range of R339 million to R344 million ($25.9 million to $26.2 million) which would represent subscription revenue growth of 12.5% to 14.2% compared to the second quarter of fiscal year 2017.

The key assumptions used in deriving the forecast are as follows:

  Growth in subscription revenue and subscribers are based on expected growth rates related to market conditions and takes into account growth rates achieved previously.
  Achieving hardware sales according to expectations. Hardware sales are dependent on the volumes of bundled solutions selected by customers.
  An average forecast exchange rate for the 2018 fiscal year of R13.8000 per $1.00.

The forecast is the responsibility of the board of directors and has not been reviewed or reported on by the Company’s external auditors. The Company’s policy is to give guidance on a quarterly basis, if necessary, and does not update guidance between quarters.

The information disclosed in this “Business Outlook” paragraph complies with the disclosure requirements in terms of paragraph 8.38 of the JSE Listings Requirements which deals with profit forecasts.

Quarterly Reporting Policy in respect of JSE Listings Requirements

As a NYSE listed company, we have adopted a quarterly reporting policy. As a result of such quarterly reporting the Company is, in terms of paragraph 3.4(b)(ix) of the JSE Listings Requirements, not required to publish trading statements in terms of paragraph 3.4(b)(i) to (viii) of the JSE Listings Requirements.

Conference Call Information

MiX Telematics management will also host a conference call and audio webcast at 8:00 a.m. (Eastern Daylight Time) and 2:00 p.m. (South African Time) on August 3, 2017 to discuss the Company's financial results and current business outlook:

  The live webcast of the call will be available at the “Investor Information” page of the Company’s website, http://investor.mixtelematics.com.
  To access the call, dial 1-800-289-0498 (within the United States) or 0-800-982-293 (within South Africa) or 1-719-457-2607 (outside of the United States). The conference ID is 7193353.
  A replay of this conference call will be available for a limited time at 1-844-512-2921 (within the United States) or 1-412-317-6671 (within South Africa or outside of the United States). The replay conference ID is 7193353.
  A replay of the webcast will also be available for a limited time at http://investor.mixtelematics.com.

About MiX Telematics Limited

MiX Telematics is a leading global provider of fleet and mobile asset management solutions delivered as SaaS to customers managing over 625,000 assets in approximately 120 countries. The Company’s products and services provide enterprise fleets, small fleets and consumers with solutions for safety, efficiency, risk and security. MiX Telematics was founded in 1996 and has offices in South Africa, the United Kingdom, the United States, Uganda, Brazil, Australia, Romania, Thailand and the United Arab Emirates as well as a network of more than 130 fleet partners worldwide. MiX Telematics shares are publicly traded on the Johannesburg Stock Exchange (JSE: MIX) and MiX Telematics American depositary shares are listed on the New York Stock Exchange (NYSE: MIXT). For more information visit www.mixtelematics.com.

Forward-Looking Statements

This press release includes certain “forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including without limitation, statements concerning our financial guidance for the second quarter and full year of fiscal 2018, our position to execute on our growth strategy, and our ability to expand our leadership position. These forward-looking statements reflect our current views about our plans, intentions, expectations, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Actual results may differ materially from those described in the forward-looking statements and will be affected by a variety of risks and factors that are beyond our control including, without limitation, those described under the caption “Risk Factors” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission (the "SEC") for the fiscal year ended March 31, 2017, as updated by other reports that the Company files with or furnishes to the SEC. The Company assumes no obligation to update any forward-looking statements contained in this press release as a result of new information, future events or otherwise.

Non-IFRS financial measures

Adjusted EBITDA

To provide investors with additional information regarding its financial results, the Company has disclosed within this press release, Adjusted EBITDA and Adjusted EBITDA margin. Adjusted EBITDA is a non-IFRS financial measure, it does not represent cash flows from operations for the periods indicated and should not be considered an alternative to net income as an indicator of the Company's results of operations or as an alternative to cash flows from operations as an indicator of liquidity. Adjusted EBITDA is defined as the profit for the period before income taxes, net finance income/(costs) including foreign exchange gains/(losses), depreciation of property, plant and equipment including capitalized customer in-vehicle devices, amortization of intangible assets including capitalized in-house development costs and intangible assets identified as part of a business combination, share-based compensation costs, transaction costs arising from the acquisition of a business or investigating strategic alternatives, restructuring costs, profits/(losses) on the disposal or impairments of assets or subsidiaries, insurance reimbursements relating to impaired assets and certain litigation costs.

The Company has included Adjusted EBITDA and Adjusted EBITDA margin in this press release because they are key measures that the Company's management and Board of Directors use to understand and evaluate its core operating performance and trends; to prepare and approve its annual budget; and to develop short- and long-term operational plans. In particular, the exclusion of certain expenses in calculating Adjusted EBITDA and Adjusted EBITDA margin can provide a useful measure for period-to-period comparisons of the Company's core business. Accordingly, the Company believes that Adjusted EBITDA and Adjusted EBITDA margin provides useful information to investors and others in understanding and evaluating its operating results.

The Company's use of Adjusted EBITDA has limitations as an analytical tool, and you should not consider this performance measure in isolation from or as a substitute for analysis of our results as reported under IFRS. Some of these limitations are:

  although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and Adjusted EBITDA does not reflect cash capital expenditure requirements for such replacements or for new capital expenditure requirements;
  Adjusted EBITDA does not reflect changes in, or cash requirements for, our working capital needs;
  Adjusted EBITDA does not consider the potentially dilutive impact of equity-based compensation;
  Adjusted EBITDA does not reflect tax payments that may represent a reduction in cash available to the Company; and
  other companies, including companies in our industry, may calculate Adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

Because of these limitations, you should consider Adjusted EBITDA alongside other financial performance measures, including operating profit, profit for the period and our other results.

Adjusted Earnings and Adjusted Earnings Per Share

Adjusted earnings per share is defined as profit attributable to owners of the parent, MiX Telematics Limited, excluding net foreign exchange gains/(losses) net of tax, divided by the weighted average number of ordinary shares in issue during the period.

We have included Adjusted earnings per share in this press release because it provides a useful measure for period-to-period comparisons of the Company's core business by excluding net foreign exchange gains/(losses) from earnings. Accordingly, we believe that Adjusted earnings per share provides useful information to investors and others in understanding and evaluating the Company's operating results.

Free cash flow

Free cash flow is determined as net cash generated from operating activities less capital expenditure per investing activities. We believe that free cash flow provides useful information to investors and others in understanding and evaluating the Company’s cash flows as it provides detail of the amount of cash the Company generates or utilizes after accounting for all capital expenditures including investments in in-vehicle devices and development expenditure.

JSE Sponsor
Java Capital

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED INCOME STATEMENTS
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Revenue	405,662	379,096	31,077	29,042
Cost of sales	(134,132)	(123,319)	(10,276)	(9,447)
Gross profit	271,530	255,777	20,801	19,595
Other income/(expenses) - net	2,943	459	225	35
Operating expenses	(231,559)	(233,366)	(17,739)	(17,878)
-Sales and marketing	(48,979)	(48,530)	(3,752)	(3,718)
-Administration and other charges	(182,580)	(184,836)	(13,987)	(14,160)
Operating profit	42,914	22,870	3,287	1,752
Finance (costs)/income - net	(3,485)	25,115	(267)	1,924
-Finance income	2,001	25,401	153	1,946
-Finance costs	(5,486)	(286)	(420)	(22)
Profit before taxation	39,429	47,985	3,020	3,676
Taxation	(5,523)	(16,065)	(423)	(1,231)
Profit for the period	33,906	31,920	2,597	2,445

Attributable to:
Owners of the parent	33,837	31,925	2,592	2,445
Non-controlling interests	69	(5)	5	*
	33,906	31,920	2,597	2,445

* Amounts less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	South African Rand		United States Dollar
	June 30,	March 31,	June 30,	March 31,
Figures are in thousands unless otherwise stated	2017	2017	2017	2017
	Unaudited	Audited	Unaudited	Unaudited
ASSETS
Non-current assets
Property, plant and equipment	308,312	294,120	23,619	22,532
Intangible assets	889,794	881,900	68,165	67,560
Finance lease receivable	6	22	*	2
Deferred tax assets	30,364	28,130	2,326	2,155
Total non-current assets	1,228,476	1,204,172	94,110	92,249

Current assets
Inventory	40,811	26,449	3,126	2,026
Trade and other receivables	295,143	260,576	22,610	19,962
Finance lease receivable	96	140	7	11
Taxation	24,411	26,302	1,870	2,015
Restricted cash	13,701	13,268	1,050	1,016
Cash and cash equivalents	290,161	375,782	22,229	28,788
Total current assets	664,323	702,517	50,892	53,818

Total assets	1,892,799	1,906,689	145,002	146,067

EQUITY
Stated capital	835,679	854,345	64,020	65,449
Other reserves	(14,887)	(4,370)	(1,140)	(335)
Retained earnings	617,080	594,514	47,273	45,544
Equity attributable to owners of the parent	1,437,872	1,444,489	110,153	110,658
Non-controlling interest	(1,367)	(1,558)	(105)	(119)
Total equity	1,436,505	1,442,931	110,048	110,539

LIABILITIES
Non-current liabilities
Deferred tax liabilities	98,222	100,067	7,525	7,666
Provisions	1,840	1,833	141	140
Total non-current liabilities	100,062	101,900	7,666	7,806

Current liabilities
Trade and other payables	291,749	309,110	22,349	23,681
Taxation	8,634	4,521	661	346
Provisions	22,847	28,778	1,750	2,205
Bank overdraft	33,002	19,449	2,528	1,490
Total current liabilities	356,232	361,858	27,288	27,722

Total liabilities	456,294	463,758	34,954	35,528

Total equity and liabilities	1,892,799	1,906,689	145,002	146,067

* Amounts less than $1,000

MIX TELEMATICS LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Operating activities
Cash generated from operations	20,562	29,073	1,575	2,227
Net financing income	1,511	3,354	116	257
Taxation paid	(3,749)	(4,326)	(287)	(331)
Net cash generated from operating activities	18,324	28,101	1,404	2,153

Cash flows from investing activities
Capital expenditure	(82,344)	(62,227)	(6,308)	(4,767)
Deferred consideration paid	—	(362)	—	(28)
Proceeds on sale of property, plant and equipment	581	—	45	—
Decrease in restricted cash	35	16	3	1
Increase in restricted cash	(603)	(1,570)	(46)	(120)
Net cash used in investing activities	(82,331)	(64,143)	(6,306)	(4,914)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	—	4,528	—	347
Share repurchase (Note 8)	(18,666)	—	(1,430)	—
Dividends paid to Company's shareholders (Note 9)	(11,292)	(15,212)	(865)	(1,165)
Net cash used in financing activities	(29,958)	(10,684)	(2,295)	(818)
Net decrease in cash and cash equivalents	(93,965)	(46,726)	(7,197)	(3,579)
Net cash and cash equivalents at the beginning of the period	356,333	860,762	27,298	65,941
Exchange (losses)/gains on cash and cash equivalents	(5,209)	19,145	(400)	1,466
Net cash and cash equivalents at the end of the period	257,159	833,181	19,701	63,828

MIX TELEMATICS LIMITED
OTHER FINANCIAL AND OPERATING DATA
	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands except for subscribers	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Subscription revenue	335,367	306,174	25,692	23,455
Adjusted EBITDA	93,880	60,449	7,190	4,632
Cash and cash equivalents	290,161	845,804	22,229	64,795
Net cash (1)	257,159	832,440	19,701	63,771
Capital expenditure incurred	79,124	62,830	6,061	4,813
Property, plant and equipment expenditure	54,606	39,292	4,183	3,010
Intangible asset expenditure	24,518	23,538	1,878	1,803
Total development costs incurred	33,175	37,230	2,541	2,852
Development costs capitalized	16,656	19,309	1,276	1,479
Development costs expensed within administration and other charges	16,519	17,921	1,265	1,373
Subscribers (number)	625,602	577,950	625,602	577,950

(1) Net cash is calculated as being net cash and cash equivalents, excluding restricted cash less interest bearing borrowings.

Notes to condensed consolidated income statements, statements of financial position, statements of cash flows and other financial and operating data

1. Accounting policies

The condensed consolidated statements of financial position, income statements and statements of cash flows included in these financial results have been prepared in accordance with IFRS accounting policies. The accounting policies are consistent in all material respects with those applied in the preparation of the consolidated financial statements for the year ended March 31, 2017. No new or revised accounting pronouncements that became effective during fiscal year 2018 have had a material impact on the Group.

The results have not been audited or reviewed by the Group's external auditors.

2. Presentation currency and convenience translation

The Group’s presentation currency is South African Rand. In addition to presenting these condensed consolidated financial results for the quarter ended June 30, 2017 in South African Rand, supplementary information in U.S. Dollars has been prepared for the convenience of users of these financial results. Unless otherwise stated, the Group has translated U.S. Dollar amounts from South African Rand at the exchange rate of R13.0535 per $1.00, which was the R/$ exchange rate reported by Oanda.com as of June 30, 2017. The U.S. Dollar figures may not compute as they are rounded independently.

3. Earnings per share/ADS data

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Earnings per share
Basic (R/$)	0.06	0.04	#	#
Diluted (R/$)	0.06	0.04	#	#
Earnings per American Depositary Share
Basic (R/$)	1.50	1.05	0.12	0.08
Diluted (R/$)	1.49	1.05	0.11	0.08
Adjusted earnings per share
Basic (R/$)	0.05	0.02	#	#
Diluted (R/$)	0.05	0.02	#	#
Adjusted earnings per American Depositary Share
Basic (R/$)	1.36	0.57	0.10	0.04
Diluted (R/$)	1.35	0.57	0.10	0.04
Ordinary shares ('000)(1)
In issue at June 30	558,499	763,088	558,499	763,088
Weighted average	562,552	760,078	562,552	760,078
Diluted weighted average	567,033	763,479	567,033	763,479
American Depositary Shares ('000)(1)
In issue at June 30	22,340	30,524	22,340	30,524
Weighted average	22,502	30,403	22,502	30,403
Diluted weighted average	22,681	30,539	22,681	30,539
#	Amounts less than $0.01

(1)

June 30, 2017 figure excludes 40,000,000 treasury shares held by MiX Telematics Investments Proprietary Limited ("MiX Investments"), a wholly owned subsidiary of the Group, and 5,015,660 shares repurchased by the Company under the share repurchase program (Note 8). June 30, 2016 excluded 40,000,000 treasury shares held by MiX Investments.

4. Reconciliation of Adjusted Earnings
Reconciliation of Adjusted Earnings to Profit for the Period

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Profit for the period attributable to owners of the parent	33,837	31,925	2,592	2,445
Net foreign exchange loss/(gain)	4,992	(19,917)	382	(1,526)
Income tax effect on the above component	(8,161)	5,256	(625)	403
Adjusted earnings attributable to owners of the parent	30,668	17,264	2,349	1,322

Reconciliation of earnings per share to adjusted earnings per share
Basic earnings per share (R/$)	0.06	0.04	#	#
Net foreign exchange loss/(gain)	0.01	(0.03)	#	#
Income tax effect on the above component	(0.02)	0.01	#	#
Basic adjusted earnings per share (R/$)	0.05	0.02	#	#

# Amount less than $0.01

5. Reconciliation of Adjusted EBITDA to Profit for the Period

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Adjusted EBITDA	93,880	60,449	7,190	4,632
Add:
Net profit on sale of property, plant and equipment and intangible assets	333	—	26	—
Decrease in restructuring costs provision	—	431	—	33
Less:
Depreciation (1)	(34,476)	(20,939)	(2,641)	(1,604)
Amortization (2)	(14,564)	(13,532)	(1,116)	(1,037)
Impairment of product development costs capitalized	(95)	—	(7)	—
Share-based compensation costs	(2,146)	(3,479)	(164)	(267)
Equity-settled share-based compensation costs	(2,146)	(2,415)	(164)	(185)
Cash-settled share-based compensation costs	—	(1,064)	—	(82)
Net loss on sale of property, plant and equipment	—	(60)	—	(5)
Increase in restructuring costs provision	(18)	—	(1)	—
Operating profit	42,914	22,870	3,287	1,752
Add: Finance (costs)/income - net	(3,485)	25,115	(267)	1,924
Less: Taxation	(5,523)	(16,065)	(423)	(1,231)
Profit for the period	33,906	31,920	2,597	2,445
(1)	Includes depreciation of property, plant and equipment (including in-vehicle devices).
(2)	Includes amortization of intangible assets (including product development costs and intangible assets identified as part of a business combination).

6. Reconciliation of Adjusted EBITDA Margin to Profit for the Period Margin

	Three months	Three months
	ended	ended
	June 30,	June 30,
	2017	2016
	Unaudited	Unaudited
Adjusted EBITDA margin	23.1%	15.9%
Add:
Net profit on sale of property, plant and equipment and intangible assets	0.1%	—
Decrease in restructuring costs provision	—	0.1%
Less:
Depreciation	(8.4%)	(5.5%)
Amortization	(3.7%)	(3.6%)
Impairment of product development costs capitalized	(0.0%)	—
Share-based compensation costs	(0.5%)	(0.9%)
Equity-settled share-based compensation costs	(0.5%)	(0.6%)
Cash-settled share-based compensation costs	—	(0.3%)
Net loss on sale of property, plant and equipment	—	(0.0%)
Increase in restructuring cost provision	(0.0%)	—
Operating profit margin	10.6%	6.0%
Add: Finance (costs)/income - net	(0.8%)	6.6%
Less: Taxation	(1.4%)	(4.2%)
Profit for the period margin	8.4%	8.4%

7. Reconciliation of Free Cash Flow to Net Cash Generated from Operating Activities

	South African Rand		United States Dollar
	Three months	Three months	Three months	Three months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
Figures are in thousands unless otherwise stated	2017	2016	2017	2016
	Unaudited	Unaudited	Unaudited	Unaudited
Net cash generated from operating activities	18,324	28,101	1,404	2,153
Capital expenditure	(82,344)	(62,227)	(6,308)	(4,767)
Free cash flow	(64,020)	(34,126)	(4,904)	(2,614)

8. Share Repurchase

As of May 23, 2017, the MiX Telematics Board approved a share repurchase program of up to R270 million ($20.7 million) under which the Company may repurchase its ordinary shares, including American Depositary Shares ("ADSs"). The Company may repurchase its shares from time to time in its discretion through open market transactions and block trades, based on ongoing assessments of the capital needs of the Company, the market price of its securities and general market conditions. This share repurchase program may be discontinued at any time by the Board of Directors, and the Company has no obligation to repurchase any amount of its securities under the program. The repurchase program will be funded out of existing cash resources.

As of June 30, 2017, the following purchases had been made under the share repurchase program:

Figures are in thousands unless otherwise stated				South African Rand
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	3.72	—	18,666	251,334
	5,015,660		—	18,666	251,334
Figures are in thousands unless otherwise stated				United States Dollar
Period	Total number of shares repurchased	Average price paid per share (1)	Shares canceled under the share repurchase program	Total value of shares purchased as part of publicly announced program	Maximum value of shares that may yet be purchased under the program
Month
June 2017	5,015,660	0.29	—	1,430	19,254
	5,015,660		—	1,430	19,254

(1) Including transaction costs.

Subsequent to the repurchase, the shares were delisted and now form part of the authorized unissued share capital of the Company, which results in the Company having 558,498,901 ordinary shares of no par value in issue (excluding 40,000,000 treasury shares held by MiX Investments).

9. Dividend Paid

In respect of the fourth quarter of fiscal year 2017 which ended on March 31, 2017, a dividend of 2 South African cents (0.2 U.S. cents) per ordinary share was declared during the period and paid on June 19, 2017. In respect of the fourth quarter of fiscal year 2016, a dividend of 2 South African cents or 0.2 U.S. cents per share was paid on June 20, 2016.

10. Contingent Liabilities

Service agreement

In terms of an amended network services agreement with Mobile Telephone Networks Proprietary Limited (“MTN”), MTN is entitled to claw back payments from MiX Telematics Africa Proprietary Limited in the event of early cancellation of the agreement or certain base connections not being maintained over the term of the agreement. No connection incentives will be received in terms of the amended network services agreement. The maximum potential liability under the arrangement is R47.2 million or $3.6 million. No loss is considered probable under this arrangement.

11. Taxation

Section 11D Allowances relating to tax assets recognized

MiX Telematics International Proprietary Limited (“MiX International”), a subsidiary of the Group, historically claimed a 150% allowance for research and development spend in terms of section 11D (“S11D”) of the South African Income Tax Act No. 58 of 1962 (“the Act”). As of October 1, 2012, the legislation relating to the allowance was amended. The amendment requires pre-approval of development project expenditure on a project specific basis by the South African Department of Science and Technology (“DST”) in order to claim a deduction of the additional 50% over and above the expenditure incurred (150% allowance). Since the amendments to S11D of the Act, MiX International had been claiming the 150% deduction resulting in a recognized tax benefit. MiX International has complied with the amended legislation by submitting all required documentation to the DST in a timely manner, commencing in October 2012.

In June 2014, correspondence was received from the DST indicating that the research and development expenditure on certain projects for which the 150% allowance was claimed in the 2013 and 2014 fiscal years did not, in the DST’s opinion, constitute qualifying expenditure in terms of the Act. MiX International, through due legal process, had formally requested a review of the DST’s decision not to approve this expenditure. While approvals were obtained for a portion of this project expenditure as a result of a further review performed by the DST in February 2017, we continue to seek approval for the remaining projects and as such the legal process is ongoing. In addition to the approvals that were subject to the legal process, further approvals have been obtained for certain project expenditure, relating to both current and prior financial years. However, at period end, an uncertain tax position remains in relation to S11D deductions in respect of which approvals remain pending.

Since the introduction of the DST pre-approval process, the Group has recognized in the income statement cumulative tax incentives in addition to the incurred cost of R19.0 million ($1.5 million) in respect of S11D deductions, of which R0.8 million ($0.1 million) was recognized in the quarter ended June 30, 2017. R16.2 million ($1.2 million) relates to deductions in respect of development project expenditure which has been approved by the DST. R2.8 million ($0.2 million) relates to an uncertain tax position in respect of projects where approvals have not yet been received from the DST. If the Group is unsuccessful in this regard, the Group will not recover the R2.8 million ($0.2 million) raised at June 30, 2017.

12. Dividend Declared

On August 1, 2017, the Board declared in respect of the first quarter of fiscal year 2018, which ended on June 30, 2017, a dividend of 2.5 South African cents (0.2 U.S. cents) per ordinary share to be paid on Monday, August 28, 2017.

The details with respect to the dividends declared for ordinary shareholders are as follows:

Last day to trade cum dividend	Tuesday, August 22, 2017
Securities trade ex dividend	Wednesday, August 23, 2017
Record date	Friday, August 25, 2017
Payment date	Monday, August 28, 2017

Share certificates may not be dematerialized or rematerialized between Wednesday, August 23, 2017 and Friday, August 25, 2017, both days inclusive.

Shareholders are advised of the following additional information:

  the dividend has been declared out of income reserves;
  the local dividends tax rate is 20%;
  the gross local dividend amounts to 2.5 South African cents per ordinary share;
  the net local dividend amount is 2.0 South African cents per ordinary share for shareholders liable to pay dividends tax;
  the issued ordinary share capital of MiX Telematics is 598,498,901 ordinary shares of no par value; and
  the Company’s tax reference number is 9155/661/84/7.

The details with respect to the dividends declared for holders of our ADSs are as follows:

Ex dividend on New York Stock Exchange (NYSE)	Wednesday, August 23, 2017
Record date	Friday, August 25, 2017
Approximate date of currency conversion	Monday, August 28, 2017
Approximate dividend payment date	Tuesday, September 12, 2017

13. Development costs historical data

The table below sets out development costs incurred and capitalized for each of the last eight quarters including the period ending June 30, 2017.

	South African Rand
	Three months ended
Figures are in thousands (Unaudited)
	June	March	December	September	June	March	December	September
	30,	31,	31,	30,	30,	31,	31,	30,
	2017	2017	2016	2016	2016	2016	2015	2015
Total development costs incurred	33,175	32,152	36,696	36,034	37,230	28,693	28,016	31,806
Development costs capitalized	16,656	17,268	20,415	21,028	19,309	12,136	16,308	18,892
Development costs expensed within administration and other charges	16,519	14,884	16,281	15,006	17,921	16,557	11,708	12,914

	United States Dollar
	Three months ended
Figures are in thousands (Unaudited)
	June	March	December	September	June	March	December	September
	30,	31,	31,	30,	30,	31,	31,	30,
	2017	2017	2016	2016	2016	2016	2015	2015
Total development costs incurred	2,541	2,463	2,811	2,761	2,852	2,198	2,146	2,436
Development costs capitalized	1,276	1,323	1,564	1,611	1,479	930	1,249	1,447
Development costs expensed within administration and other charges	1,265	1,140	1,247	1,150	1,373	1,268	897	989

For more information please visit our website at: www.mixtelematics.com

MiX Telematics Limited
(Incorporated in the Republic of South Africa)
(Registration number: 1995/013858/06)
JSE share code: MIX NYSE code: MIXT ISIN: ZAE000125316
(“MiX Telematics” or “the Company” or “the Group”)

Registered office
Matrix Corner, Howick Close, Waterfall Park, Midrand

Directors
RA Frew* (Chairman), SB Joselowitz (CEO), EN Banda*, CH Ewing*, SR Bruyns* (Lead Independent Director), PM Dell, IV Jacobs, CWR Tasker, AR Welton*
* Non-executive

CONTACT:
Investors:
ICR for MiX Telematics
Seth Potter, 1-855-564-9835
ir@mixtelematics.com